UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 26, 2002

BLUE SQUARE — ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

26 November 2002

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: : 972-3-9021359
Email: ipenso@coop.co.il

Blue Square-Israel Ltd Announces Termination and Appointment of a
Vice President for the Trade & Marketting Division

Rosh Haayin, Israel – November 26, 2002 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter:“Blue Square”), announced today that, as of November 25, 2002, Mrs. Michal Reiss has ended serving in her position as Vice President of the Trade & Marketing Division in Blue Square.

Blue Square expresses its deep appreciation to Mrs. Michal Reiss for her contribution to Blue Square during the three years she has served as Vice President of the Trade & Marketing Division

Further, Blue Square announces that as of November 26, 2002, it appointed Mrs. Ilana Kaufman to serve as the Vice President of the Trade & Marketing Division of Blue Square.

Mrs. Kaufman served from 1993 to November 25, 2002 as President of Golf Group Ltd. Between 1988-1993 Mrs. Kaufman served as Vice President of Sales and Marketing of Tango Ltd. Mrs. Kaufman holds a B.Sc degree in Food Engineering.

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Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 174 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of markets acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Security and Exchange Commission, particularly the prospect to its public offering in July, 1996.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Iris Penso
Iris Penso, Adv. Corporate Legal Counsel And Corporate Secretary

Date: November 26, 2002